UNITED STATES            OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0058
                Washington, D.C. 20549       Expires: January 31, 2005
                                             Estimated average burden
                      FORM 12b-25            hours per response...2.50

                                             SEC FILE NUMBER: 0-19989
                                             CUSIP NUMBER: 863167102


             NOTIFICATION OF LATE FILING

(Check One):[]Form 10-K []Form 20-F []Form 11-K [x]Form 10-Q []Form N-SAR For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant                  Stratus Properties Inc.
Former Name if Applicable

Address of Principal Executive Office
   (Street and Number)                   98 San Jacinto Blvd. Suite 220
City, State and Zip Code                 Austin, TX 78701

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported in Stratus' Current Report on Form 8-K dated August 8, 2002 and filed with the Securities and Exchange Commission on August 14, 2002, Stratus has recently engaged PricewaterhouseCoopers LLP. (PwC) as its independent public accountant. PwC replaces Arthur Andersen LLP, who was dismissed by Stratus as its independent public accountant on July 15, 2002. Because of the relatively short period between the time Stratus was able to engage PwC as its independent public accountant and the filing deadline for its Quarterly Report on Form 10-Q for the period ending June 30, 2002, PwC has not completed its review of Stratus' interim financial statements as required by Rule 10-01(d) of Regulation S-X. PwC is proceeding with its review procedures and Stratus will file this report, along with the officer certificate required by the recently enacted Sarbanes-Oxley Act, with the Securities and Exchange Commission no later than the fifth calendar day following the prescribed due date for this Quarterly Report, or August 19, 2002.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



C. Donald Whitmire, Jr.           504                 582-1612
-----------------------        ----------        -----------------
       (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes []No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? []Yes [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   Stratus Properties Inc.
        -------------------------------------------
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002              By: /s/ C. Donald Whitmire, Jr.
     ----------------                 ----------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).